WORLDS ONLINE INC.

11 ROYAL ROAD

BROOKLINE, MA 02445

October 6, 2011

VIA EDGAR

Securities and Exchange Commission

Maryse Mills-Apenteng, Esq.

Special Counsel

100 F Street, N.E.

Washington, D.C. 20549-5546

RE: Worlds Online Inc. (the “Company” or the “Subsidiary”)

Gentlemen:

On June 9, 2011 the Company filed a registration statement on Form 10-12G and filed Amendment No. 1 on August 4, 2011 (collectively, the “Form 10”). By letter dated September 2, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) transmitted to the Company comments on the Amendment (the “Letter”). Our responses to the comments contained in the Letter are below. For your convenience we have copied the comments from the Letter in bold above each response.

1.          We note your response to our prior comment 2. You assert under paragraph (iii) of your response that the “parent” is a reporting company, has been a reporting company for at least 90 days and is current in its Exchange Act filings. However, Staff Legal Bulletin No. 4 Section 4.B.3.b. relates to whether the “subsidiary” meets these requirements. Please revise as necessary. Additionally, please provide us with your analysis as to whether the purpose of the spin-off is to create a public market in the shares of a company that has minimal operations or assets.

Our previous response under 2(iii) is revised as follows:

(iii) The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to trading markets.

First, the Subsidiary is a reporting company. Since its initial filing of the Form 10 was on June 9, 2011, it automatically became a reporting company 60 days later on August 8, 2011. The Subsidiary is current in its Exchange Act filings and will have been subject to the reporting requirements of the Exchange Act for at least the last 90 days on November 6, 2011.

Second, as stated in Item 9 of the Form 10 and in press releases issued by Worlds Inc. (sometimes referred to herein as the “Parent) announcing the spin-off, Worlds will not distribute the spun-off shares of Worlds Online Inc. to its shareholders until such time as the Staff advises the Company that it has no further comments on the Form 10 at which time it will then distribute the spun-off shares along with a copy of the Form 10 to its shareholders. Thus, each recipient of the spun-off shares will have adequate information about the spin-off and since the Form 10 filings are publicly accessible through the Commission’s website, the marketplace will also have adequate information about the spin-off before any trading market can possibly arise. We believe that the final Form 10 to be distributed to the shareholders will contain at least such information and disclosures as are required by Regulation 14A to be included in an information statement and the distribution of the final Form 10 will suffice to meet the adequate disclosure requirements of Staff Legal Bulletin No. 4 Section 4.B.3.b.

Accordingly, regardless if the Staff’s review process of the Form 10 is completed before or after November 6, 2011, since the Company has committed to distribute a copy of the final Form 10 to all of its shareholders at or prior to the time it distributes the spun-off shares, the Company will meet the disclosure requirements of Staff Legal Bulletin No. 4 Section 4.B.3.b.

With respect to the second part of the comment, it is absolutely not the purpose of the spin-off to create a public market in shares of a company that has minimal operations or assets. As explained in our previous response letter and elaborated on below, we are bifurcating the business and activities of the parent in an effort to allow both parts to thrive. While it is true that the parent did not have robust revenues, we are continuing that exact same business.

We strongly believe that it is incorrect to imply that the Company is essentially inactive with minimal operations. To the contrary, we currently have four (4) operational websites utilizing our licensed technology. The Company has over 480,000 registered members in its data base with an average of over 25,000 unique users logging in on a monthly basis. We do not currently see much revenue from our members because we have made the business decision to make our technology available at low membership prices and slowly developing a loyal membership base. Offering a free and low priced tiered service model has been validated by companies such as Zynga which has had the funding to market their free 3D social games on social network sites such as Facebook. This is a valid business decision designed by the Board of Directors and implemented by management. It is our intention to slowly increase membership fees once we introduce our next generation of technology, which has been developed and is currently being debugged. We expect, based upon currently available funding, to release our new rendering engine in the second quarter of 2012, although that timetable can be accelerated if we obtain additional financing.

In all fairness, we do not believe that such a consistent and steady amount of traffic to our various websites can be called minimal operations. Having a loyal membership base cannot be quantified on a balance sheet but is certainly an asset of the Subsidiary. In addition, the Subsidiary has an exclusive license to a potentially valuable technology which has at least some proven value based on the settlement it reached in its initial infringement lawsuit. This too is an asset of the Company which does not appear on the balance sheet.

Also, based upon feedback we have received from various people we have spoken to, we believe it will be easier for the Subsidiary to acquire related technology in stock acquisitions from other companies without the potential target having to be concerned about being enmeshed in any protracted litigation over the patents. Similarly, we have found that potential investors are split on this issue as well with certain investors excited about the potential upside of the patent infringement actions and interested in investing in Worlds Inc. and others excited about the technology and the possibility of growing the business. In fact, both visions came to fruition in the 3rd quarter as the Subsidiary signed a revenue-producing consulting agreement to develop a 3D world and the Parent found an investor to finance the expense of hiring a specialty firm to develop expert testimony in anticipation of patent enforcement litigation.

In short, while the Company does not have significant revenues at this time, we believe it is unfair to characterize it as having minimal operations and tarring it with the same feather as you would a non-operational shell company. The Company does in fact have on-going commercial activities, is actively laying the groundwork for additional growth and has activity occurring behind the scenes in ways not yet visible on the balance sheet such as active discussions with numerous parties to provide services and the new rendering engine which will be owned by the Company. At its worst, the Company is no worse than its former parent company, Worlds Inc., whose business and operations it is continuing.

2. Your disclosures on page 3 indicate that as a result of the spin-off transaction, the Company will be free to engage in business development efforts completely independently of patent portfolio enforcement actions of World’s Inc. Describe the extent to which Worlds Inc’s historical operations involved defending their patents through litigation and explain further why management believes that separating the patent enforcement business from the development of your virtual worlds business will provide value to your shareholders. In addition explain the business purpose behind not transferring the patent's ownership to Worlds Online.

On December 24, 2008 Worlds Inc. filed a patent infringement suit against NCSoft Corp in the United States District Court, Eastern District of Texas in order to enforce its intellectual property rights under its patents. In April 2010, the parties agreed to settle the matter, which settlement was later disputed in August 2010 but was resolved finally in September 2010, the exact monetary terms of which the parties have contractually agreed to keep confidential, but which included a payment by NCSoft Corp to Worlds Inc. for a license to the technology. The revenues were recorded on Worlds Inc.’s financial statements.

After Worlds Inc. received its first patent, 6,219,045 in April 2001, it retained General Patent Corporation, a patent advisory service, as its agency of record for the prosecution of any infringement actions. Based upon General Patent Corporation’s direction, litigation would be initiated only after Worlds Inc.’s pending patent application was granted. Worlds Inc. received a second patent, 7,181,690 in February 2007.

After interviewing various law firms, at the suggestion of General Patent Corporation (“GPC”), Worlds Inc. retained a relatively small specialty law firm and initiated a patent infringement action against NCSoft in December 2008. During litigation a third patent, 7,493, 558, was granted in February 2009.

Since the settlement with NCSoft in April 2010, Worlds Inc. received an additional patent, 7,945,856, from the USPTO in May 2011, which Worlds Inc. believes will provide value toward future enforcement actions.

Patent prosecution and litigation is an expensive and time consuming process. With limited available funds Worlds Inc. has been limited in both expanding its patent portfolio and in launching litigation, control over both of which was held by GPC. The NCSoft litigation was a learning experience for Worlds Inc. and it realized that it could not rely on 3rd parties to maximize the value of its patent portfolio. Accordingly, Worlds Inc. terminated its relationship with both GPC and its law firm and began seeking a larger and more established law firm to represent it going further that had the resources to outlast a long and protracted litigation. The most cost effective strategy for a small undercapitalized company is to secure a law firm on a contingency arrangement. However, in order to attract a law firm specializing in IP prosecution on a contingency arrangement, it requires the company to first undertake a lengthy legal and technical analysis of the company’s patent portfolio. This analysis is best performed by a firm of independent experts specializing in reviewing and comparing computer software and drilling down through the myriad pages of code to detect infringement. With that in hand, a company can then attract a substantial law firm to represent it on a contingency basis. Worlds Inc., the Parent, is currently undergoing such an analysis. Unfortunately, such an analysis cost significant money.

When it went out to raise the funds for such analysis, Worlds Inc. discovered that certain of its more recent investors were very excited about finally taking action against potential infringers and other investors thought it was not worth the time, effort and expense and expressed the opinion that the Parent should better focus its resources on completing development of its next generation rendering engine and growing its natural business. These conversations were a revelation to the Parent’s management and based upon such advice, and guided by our recent investors, who are experienced and sophisticated, the Parent’s Board of Directors determined to bifurcate the Parent’s business into two parts: one dedicated to pursuing patent infringement and one to grow the business. Since the decision to spin-off the on-going business operations from the patent prosecution aspect, both sides have begun to see their efforts show some light. Specifically, the Parent has raised approximately $150,000 and hired a leading computer code analysis company as well as a consultant to assist the process and the Subsidiary has signed a consulting contract the revenues from which will be used to expedite development of its next generation rendering engine.

Prior to the spin-off, management of the Parent had attended a number of meetings in which potential clients have expressed their concern of either possibly being sued for patent infringement or being involved in a business relationship with Worlds based on potential imminent (or future ongoing) litigation in which the potential clients could be named or targeted by third parties. Accordingly, it was felt that it was in the best interest of the shareholders and possible business partners to eliminate this potential conflict and impediment to establishing strategic revenue generating business relationships.

The pro rata distribution of Worlds Online shares to all Worlds Inc. shareholders of record was a fair and balanced means by which all shareholders can participate in the value that both potential streams of revenue can provide.

Regarding the business purpose in not transferring the patent portfolio to Worlds Online, after consultation with our financial advisors and tax specialists, it was determined that Worlds Inc.’s NOL, which is significant, could not be transferred to Worlds Online and the best potential for significant tax savings utilizing the NOL to offset settlement and licensing fees would be better achieved by maintaining the patent portfolio within Worlds Inc.

3. We note your response to prior comments 17 and 18; however, it remains unclear whether the Worlds Online transaction was properly accounted for as a spin-off or whether this transaction qualifies for reverse spin-off accounting. So that we may further evaluate your accounting and your financial statement presentation, please explain in reasonable detail the following as it relates to this transaction:

·       We note from Worlds Inc. December 31, 2010 Form 10-K that Worlds Inc. generated revenues from the sale of VIP subscriptions to the Worlds Ultimate 3-D Chat services, software licenses and software development services. Tell us which of these revenue generating activities were retained by Worlds Inc. and which were transferred to Worlds Online and whether any change to this is planned for the future;

The VIP subscriptions to the Worlds Ultimate 3-D Chat services and the software development services were transferred to Worlds Online. The source of revenue that generated the software licenses are retained by Worlds Inc. The software license was a one time payment with no further payments or ongoing royalties.

In the future, both entities will be generating software license revenue. Worlds Online will be generating the revenue from its customers and Worlds Inc. will be getting a percentage of such revenues based on the license agreement with Worlds Online.

·       Provide a detailed discussion of the valuation methodologies and assumptions used in determining the fair values for both Worlds Inc. and Worlds Online. In connection therewith, describe specifically the methodology by which you valued the patent technologies owned by Worlds Inc. as well as the technology license held by Worlds Online. Include in your response a description of the material terms of the license agreement and how you considered such terms in your valuation. Material terms would include, but not necessarily be limited to, the following: license fees payable to Worlds Inc., minimum non-cancellable period covered by the license and any renewal or extension terms, exclusivity of license held by Worlds Online, sublicense rights held by Worlds Online, rights and obligations in connection with patent infringement actions initiated or completed by Worlds Inc., rights to technology maintenance and upgrades held by Worlds Online, and the terms under which the license agreement between Worlds Inc. and Worlds Online can be modified in any way (for example, whether senior management of Worlds Inc. can unilaterally modify the terms, and whether modifications require shareholder approval); and

The value of the Company is in the software that can be licensed which is protected by patents. The software license revenue generated in 2010 was from a license entered into as part of a settlement relating to a patent infringement lawsuit. Since the settlement, Worlds Inc. received another patent relating to our software which strengthens our case in protecting the use of our licensed technology. As described above, Worlds Inc. has been restrained from initiating litigation due to the expense of patent litigation. Worlds Inc. secured a law firm on a contingency basis to initiate the litigation that was settled in 2010. Worlds Inc. is currently securing a law firm specializing in IP prosecution on a contingency arrangement for future litigation. As a result of the lengthy technical analysis of Worlds Inc.’s patent portfolio, a law firm it is talking to believes that there are numerous companies that are infringing on the patents. The number of companies potentially infringing on the software has been estimated to be between 20 and 35. Based on the past settlement, which Worlds Inc. and the current law firm it is talking to feels was extremely low, the patents could generate between $8 million and $14 million, and potentially much more from infringement actions.

The software license to sublicense the technology currently has little if any value that can be reflected on the balance sheet. We expect this will change when the Company raises its membership fees and/or receives contracts to develop additional worlds for its clients.

The license agreement provides that the license is exclusive and the license agreement itself cannot be unilaterally changed or modified and shall expire on the day following the day that the last of the Licensed Patents expires.

·       Tell us which of the entities will assume each of the liabilities as reflected on Worlds

Inc’s March 31, 2011 balance sheet; and

Accounts payable in the amount of $782,809 is retained by Worlds Inc.

Accrued Expenses of $1,760,478 is retained by Worlds Inc.

Deferred Revenue of $276,950 is transferred to Worlds Online Inc.

Notes Payable of $773,279 is retained by Worlds Inc.

4.          We refer to prior comments 9 and 10. Please revise your document to clearly identify any third-party reports cited. In this regard, we note you have not identified the publication containing the quote by Fleishman Hillard. In addition, notwithstanding your response, we reissue prior comment 10. Please provide us with marked copies of any third-party materials referenced in your filing and include for each report or publication a cross-reference to the page number in your document where the marked text appears.

The disclosure in the amended Form 10 will clearly identify any third party reports cited. The quote by Fleishman Hillard is from their own report titled: NGT, Next Great Thing. Attached to the copy of this letter mailed to you are marked copies of any third-party materials referenced in the Form 10 along with appropriate cross-references.

5. We note your added disclosure in response to prior comment 11 including the fact that Pearson PLC accounted for 99.7% of Worlds Inc. revenues in fiscal 2010. Please describe in greater detail the agreements between Pearson PLC and Worlds Inc. and any agreements related to your company’s assumption of Worlds Inc.’s obligation to Pearson PLC. In addition, please file the agreements as exhibits to your Form 10 pursuant to Item 601(b)(10) of Regulation S-K or advise.

In 2000, when Worlds Inc. was undergoing a cash crunch and was unable to repay a $631,950 note to Pearson Inc. (“Pearson”), it negotiated the terms of its debt with Pearson and agreed to supply $631,950 of services in settlement of that amount of the debt. Shortly thereafter, as its cash position worsened, Worlds Inc. found itself unable to retain its employees, and was forced to reduce its commercial activities. As a result, it was unable to supply the agreed upon services.

In a letter agreement between Worlds Inc. and Pearson dated December 3, 2007 Pearson signed an agreement in which it acknowledged “that the previous debt is now extinguished and that you have no claims with respect thereto against Worlds”. The letter further stipulates that “Worlds will provide services in the approximate amount of $631,950 with such services consisting of the design, creation and production of one or more three dimensional internet site(s) and Worlds represents that said site(s) will be of comparable quality as the sites it is building for other customers and that the valuation of its services will be based upon the value of similar services it provides to other customers through arms length transaction.”

On April 3, 2009, Worlds Inc. entered into a new Web Supply and Content agreement, a copy of which has been added as an exhibit to the amended Form 10, to develop 3D web sites for Pearson relating to the $631,950 obligation.

6. Revise to include a properly dated report of your independent registered public accounting firm pursuant to Rule 2-02(a) of Regulation S-X.

Pursuant to a conversation with Kathleen Collins, Accounting Branch Chief, inasmuch as two separate audits were performed with two different audit periods and two different dates upon which the field work was substantially completed (June 3, 2011 and August 3, 2011), the audit report is properly dated.

7.               Please include in its entirety with your revised filing an executed, final version of the license agreement between your Company and Worlds, Inc. All information, including U.S. patent numbers, should be included. You should also include any exhibits or schedules that accompany the agreement.

8. An executed, final version of the referenced licensed agreement, which contains all information, including patent numbers, has been included as an exhibit in Amendment No. 2. There are no exhibits or schedules to the license agreement.

The Company is aware and acknowledges that:

·       It is responsible for the adequacy and accuracy of the disclosure in the filing;

·       Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·       It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unite States.

Very truly yours,

/s/ Thom Kidrin

Thom Kidrin